FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOTICE TO THE MARKET

São Paulo, Brazil, December 16, 2009. Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of CVM Instruction 358, as amended by CVM Instruction 449/07, both issued by the Brazilian Securities and Exchange Commission, hereby discloses the following correspondence from the shareholder BlackRock Inc.:

“Companhia Brasileira de Distribuição – Disclosure of information regarding the acquisition of a Relevant Interest

Dear Sirs,

1. The undersigned BlackRock Inc. (“BlackRock”), hereby announces on behalf of some of its clients and in its capacity as an investment manager that, due to the merger of BlackRock and Barclays Global Investors, on December 1, 2009, BlackRock’s interest in Companhia Brasileira de Distribuição (“CBD”) totaled 5,847,846 class A preferred shares and 3,518,929 American Depositary Receipts (“ADRs”), equivalent to class A preferred shares, representing approximately 8.95% of the class A preferred shares issued by CBD.

2. In order to meet the requirements set forth in Article 12 of Instruction 358 of the Brazilian Securities and Exchange Commission (“CVM”) of January 3, 2002, as amended, BlackRock hereby requests CBD's Investors Relations Officer to disclose the following information to the CVM and other relevant bodies:

(i) BlackRock is headquartered at 40 East 52nd Street, New York, New York, 10022-5911, United States of America;

(ii) BlackRock holds 5,847,846 class A preferred shares and 3,518,929 ADRs, equivalent to class A preferred shares issued by CBD, as described in item 1 above;

(iii) the above mentioned shareholdings are strictly for investment purposes, there being no intention of altering CBD’s control or management structure;

(iv) BlackRock does not hold debentures convertible into shares issued by CBD; and

(v) BlackRock has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase or sale of securities issued by CBD.

3. We remain at your disposal for any further information you may require.

Sincerely,

BlackRock, Inc. – Roberto Vianna do Rego Barros”

São Paulo, December 16, 2009

     Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 16, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.